Exhibit 99.1

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2023
________________________

Dear Otonomo Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “General Meeting”), of Otonomo Technologies Ltd. (the “Company”), to be held at 4:00 p.m. (Israel time) on July 27, 2023, at the Company’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

The General Meeting is being called for the following purposes:

1.
To approve a reverse share split of the Company’s ordinary shares, no par value (the “Ordinary Shares”), at a ratio in the range of 1-for-10 to 1-for-20, which final ratio shall be determined by the board of directors (the “Board”) of the Company or any committee thereof and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized  share capital by a corresponding proportion.

2.
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next Annual General Meeting.

3.	To approve the re-election of Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz to the Board until the end of the third annual general meeting held after the date of their re-appointment.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

We are currently unaware of any other matters that may be raised at the General Meeting.  Should any other matters be properly presented at the General Meeting, the persons designated as proxies will vote upon such matters in accordance with own  judgment.

Only holders of record of Company Ordinary Shares at the close of business on June 26, 2023, the record date for the General Meeting (the “Record Date”), are entitled to attend and vote at the General Meeting or any adjournment or postponement thereof.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS.

Whether or not you plan to attend the General Meeting, it is important that your Company Ordinary Shares be represented and voted at the meeting. Accordingly, after reading this notice of special general meeting of shareholders and the proxy statement to be provided separately, please complete and submit each proxy or voting instruction form that you receive as follows:

If you hold your shares in “street name” through a broker, bank or other nominee on the Nasdaq Stock Market, please vote in accordance with the instructions on the nominee’s voting instructions from(s), which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name”, you may also vote your shares in person at the General Meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Company Ordinary Shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date for the General Meeting.

If your Company Ordinary Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card, once it becomes available, to grant your voting proxy or proxies directly to each of Mr. Benjamin Volkow, Chairman of the Board of Directors and Chief Executive Officer of the Company and Ms. Maya Nassie- Neeman, General Counsel of the Company, or to vote in person at the General Meeting. If you mail your proxy card in the self-addressed, stamped envelope to be enclosed with the proxy statement, it or they must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 9:00 a.m., Eastern time (4:00 p.m. Israel time) on July 25, 2023, to be validly included in the applicable tallies of Company Ordinary Shares voted at the General Meeting. Alternatively, if you are delivering or mailing your proxy or proxies to the Company’s offices in Israel (to the address given above), it or they must be received not later than 9:00 a.m., Eastern time (4:00 p.m., Israel time) on July 25, 2023.

Sincerely, Benjamin Volkow,

Chairman of the Board of Directors and Chief Executive Officer